Filed Pursuant to Rule 424(b)(3)

Registration No. 333-278878

Grayscale Ethereum Mini Trust ETF

Supplement No. 3 Dated January 3, 2025

To the Prospectus Dated July 22, 2024

This prospectus supplement (this “Supplement”) is part of and should be read in conjunction with the prospectus of Grayscale Ethereum Mini Trust ETF (the “Trust”), dated July 22, 2024 (as supplemented from time to time, the “Prospectus”). Unless otherwise defined herein, capitalized terms used in this Supplement shall have the same meanings as in the Prospectus.

The purpose of this Supplement is to disclose (i) the consummation of an internal corporate reorganization by the sponsor of the Trust, (ii) the assignment of certain contracts by the sponsor of the Trust and (iii) the admission of an additional sponsor of the Trust.

Corporate Reorganization of the Sponsor

On January 1, 2025, Grayscale Investments, LLC (“GSI”) consummated an internal corporate reorganization (the “Reorganization”), pursuant to which GSI, the sponsor of the Trust prior to the Reorganization, merged with and into Grayscale Operating, LLC, a Delaware limited liability company and a wholly owned indirect subsidiary of Digital Currency Group, Inc. (“GSO”), with GSO continuing as the surviving company (the “Merger”).

As a result of the Merger, GSO succeeded by operation of law to all the rights, powers, privileges and franchises and became subject to all of the obligations, liabilities, restrictions and disabilities of GSI, including with respect to the Sponsor Contracts (as defined below), all as provided under the Delaware Limited Liability Company Act.

We do not expect the Reorganization to have any material impact on the operations of the Trust.

Assignment Agreements

In connection with the Reorganization, on January 1, 2025, and promptly following the effectiveness of the Merger, GSO assigned certain contracts pertaining to its role as Sponsor (as such term is defined in the Trust Agreement) of the Trust (such contracts, the “Sponsor Contracts”) to Grayscale Investments Sponsors, LLC, a Delaware limited liability company and a wholly owned direct subsidiary of GSO (“GSIS” or the “Additional Sponsor”), pursuant to an: (1) Assignment and Assumption Agreement, dated as of January 1, 2025, by and between GSO and the Additional Sponsor (the “Assignment and Assumption Agreement”), (2) Assignment Agreement, dated as of December 20, 2024, by and among GSI, GSO, the Additional Sponsor and Coinbase, Inc. (the “Coinbase Assignment Agreement”) and (3) Assignment and Assumption Agreement, dated as of December 20, 2024, by and among GSI, GSO, the Additional Sponsor and Foreside Fund Services, LLC (the “Foreside Assignment Agreement” and, together with the Assignment and Assumption Agreement and the Coinbase Assignment Agreement, the “Assignment Agreements”).

Pursuant to the Assignment Agreements, the Additional Sponsor assumed all of the rights and obligations of GSO under the Sponsor Contracts. Other than the assumption of the Sponsor Contracts by the Additional Sponsor, the Reorganization does not alter the rights or obligations under any of the Sponsor Contracts.

Additional Sponsor

In connection with the Reorganization, on January 1, 2025, and promptly following the effectiveness of the Merger, GSO and the Additional Sponsor executed a Certificate of Admission, pursuant to which the Additional Sponsor was admitted as an additional Sponsor of the Trust under the Amended and Restated Declaration of Trust and Trust Agreement of the Trust, dated as of July 17, 2024 (the “Trust Agreement”), by and among GSO (as successor in interest to GSI), CSC Delaware Trust Company (formerly known as Delaware Trust Company), a Delaware trust company (the “Trustee”), and the shareholders from time to time thereunder, as amended from time to time. The Additional Sponsor shall be subject to the rights and obligations of a Sponsor under the Trust Agreement.

Additionally, on January 3, 2025, GSO voluntarily withdrew as a Sponsor of the Trust pursuant to the terms of the Trust Agreement, effective 120 days from the date hereof (the “Withdrawal Notice Period”). Following the Withdrawal Notice Period, GSIS shall be the sole remaining Sponsor of the Trust.